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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2005

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant
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1. Press Release of the Registrant dated December 15, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             GRUPO IUSACELL, S.A. DE C.V.


Date: December 15, 2005                             /s/ Fernando Cabrera
                                                    ----------------------------
                                             Name:  Fernando Cabrera
                                             Title: Attorney in fact

                                                    /s/ Jose Luis Riera
                                                    ----------------------------
                                             Name:  Jose Luis Riera
                                             Title: Attorney in fact

[LOGO OF IUSACELL]                                             INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

IUSACELL PRESS RELEASE

Mexico City, December 15, 2005 - Grupo Iusacell, S.A. de C.V., [BMV: CEL], announced today that, The Bank of New York (BoNY) concluded the sale of the Company's shares on the Mexican Stock Exchange (BMV) corresponding to the American Depositary Receipts (ADRs) that were not exchanged by shareholders in the established period of time, in keeping with the process of termination of the Company's ADR program in the U.S.

As previously explained in press releases issued by the Company, ADR holders had 60 days -- September 20 through November 20, 2005 -- to exchange ADRs for shares traded on the BMV. As of November 21, 2005, BoNY started selling the shares corresponding to ADRs that were not exchanged. The period for the sale of shares by BoNY has concluded, and there are no remaining shares corresponding to ADRs to be exchanged in the 60-day period.

As previously announced, at an Extraordinary Shareholders' Meeting held on June 1, 2005, 96.70% of Grupo Iusacell's shareholders approved the termination of the ADR program.

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.